

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 10, 2009

Via Mail and Fax

Brian J. Rice
Executive Vice President and Chief Financial Officer
Royal Caribbean Cruises LTD.
1050 Caribbean Way
Miami, FL 33132

      RE: Royal Caribbean Cruises LTD.
             Form 10-K for the Year Ended December 31, 2008
             File Number: 001-11884

Dear Mr. Rice:

      We have reviewed your correspondence dated June 4, 2009, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis
Critical Accounting Policies, page 32

1. Refer to your response to prior comment number 2. You have disclosed that the (i) fair value of your derivatives are measured using valuation models which take into account various factors and assumptions, (ii) availability of observable inputs can vary and is affected by a wide variety of factors, and (iii) fair values may not represent actual values. It appears to us that fair value derived from a computation dependent upon the measurement technique and factors selected from a choice of techniques and factors available, for which the resultant amount is subject to periodic variability, is an estimate inherently uncertain that should be discussed as a critical accounting estimate, to the extent material to the financial statements. We believe this to be the case despite that the factors selected represent observable inputs used by market participants. We believe that information about the modeling methodology, assumptions, variables and inputs, and the basis for the factors used, along with

explanation of the different outcomes possible under different circumstances or measurement methods, should be included in management's discussion of how measuring the fair value of your derivatives affects the financial statements, including amounts associated with comprehensive income and accumulated other comprehensive income. For example, it appears that amounts associated with cash flow hedges are material to comprehensive income reported for fiscal 2008 and 2007 and the quarterly periods ended March 31, 2009 and 2008. Further, the materiality of the impact of derivatives to the financial statements should consider the amount of the corresponding offset to the underlying exposure hedged. For example, it appears that the amount associated with your fuel derivatives reclassified from accumulated OCI for the quarterly period March 31, 2009 of $(53,323) is material to the net amount of fuel expense reported for the period of $154,875. We believe that information about the process used to value your derivative contracts and the related variability in the fair value computed from period to period may be important to readers of your financial statements. Accordingly, please expand your disclosure to include a discussion of your derivative financial instruments, as appropriate. Please provide us with your intended disclosure.

Liquidity and Capital Resources
Sources and Uses of Cash, page 44

2. Refer to your response to prior comment number 3. We note that your foreign exchange contracts are accounted for as fair value or cash flow hedges depending on the designation of the related hedge. In this regard, please tell us whether any of the early terminated foreign currency forward contracts associated with hedges of ship construction payments denominated in Euros were designated as cash flow hedges. If so, tell us if any amounts associated with these hedges remain in accumulated other comprehensive (AOCI) and the amounts so remaining. If amounts remaining in AOCI are considered material, please disclose in management's discussion and analysis the impact upon earnings when such amounts are eventually reclassified into earnings and the expected period that the impact will occur.

Funding Sources, page 46

3. Refer to your response to prior comment number 5. We do not believe that your revised disclosure in your first quarter 2009 Form 10-Q explains the underlying reasons for your working capital deficit, which appear to be unrelated to the existence of customer deposits. Please revise or advise.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Property and Equipment, page F-8

4. Refer to your response to prior comment number 6. You state that costs incurred during drydocking that are not associated with a planned major maintenance activity (PMMA) to maintain class, such as routine replacement of minor parts, routine servicing or inspection of vessels and other costs associated with vessel refurbishments, are expensed as incurred. You also state that costs incurred during drydocking associated with scraping, pressure cleaning, bottom painting, and maintenance to steering propulsion, stabilizers thruster equipment and ballast tanks are PMMA subject to deferral and amortization. These PMMA costs appear similar in nature to the routine costs identified above that are expensed. Please explain to us and disclose why these costs are not also considered to be routine maintenance performed periodically for purpose of permitting vessels to continue to be operated in their current capacity that should be expensed as incurred in accordance with your repair and maintenance policy rather than costs incurred solely as a result of the regulatory requirement that a vessel be inspected.

Note 16. Commitments and Contingencies
Litigation, page F-23

5. Refer to your response to prior comment number 13. Please disclose the basis for your inability to estimate the impact or outcome of the litigation, as indicated in your response, so that investors may have a better context as to why no associated amounts have been disclosed. In connection with this, disclosing known amounts associated with litigation, with discussion as to why you believe such amounts are excessive or questionable, or disclosing the extent and circumstances to which amounts are aggregated with other defendants or cases, may provide meaningful information to enable a reader to understand the scope of the litigation affecting you. Further, stating that a matter will not have a material adverse impact infers that associated amounts are available and known. In this regard, we caution that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In this case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made, (refer to SAB Topic 5Y, question 2), or disclose the basis for your belief that it is not reasonably possible that the associated amount is material.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief